United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

REASON FOR AMENDMENT

Refiled to correct typping mistake in note 11 — Inventory.

Financial Statements

March 31, 2013

BR GAAP

Filed with the CVM, SEC and HKEx on

April 24, 2013

Vale S.A.

(A free translation of the original in Portuguese)

Report on review of condensed interim financial statements

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Vale S.A. (the “Company”) as at March 31, 2013 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended.

We have also reviewed the accompanying condensed interim consolidated balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as at March 31, 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows and for the three-month period then ended.

Management is responsible for the preparation and fair presentation of these parent company condensed interim financial statements in accordance with accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and for the consolidated condensed interim financial statements in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21.

Conclusion on the consolidated condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Emphasis of matter

As discussed in Note 4 to the accompanying condensed interim financial statements, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively adjusted the financial statements as of December 31, 2012 and for the year then ended.

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the three-month period ended March 31, 2013. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the condensed interim financial statements taken as a whole.

Rio de Janeiro, April 24, 2013

/s/ PricewaterhouseCoopers	/s/ João César de Oliveira Lima Júnior
PricewaterhouseCoopers	João César de Oliveira Lima Júnior
Auditores Independentes	Contador CRC 1RJ077431/O-8
CRC 2SP000160/O-5 “F” RJ

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1o e 2o, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20o, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Balance Sheet

In thousands of Brazilian Reais

		(unaudited)
		Consolidated			Parent Company
	Notes	March 31, 2013	December 31, 2012	January 1st, 2012	March 31, 2013	December 31, 2012	January 1st, 2012
			(i)	(i)		(i)	(i)
Assets
Current assets
Cash and cash equivalents	8	12,197,112	11,917,717	6,593,177	546,886	688,434	574,787
Short-term investments	9	1,144,803	505,857	—	250,160	43,428	—
Derivatives at fair value	25	516,209	575,173	1,111,744	435,413	500,293	573,732
Accounts receivable	10	12,400,709	13,884,663	15,888,807	20,610,830	21,838,539	15,808,849
Related parties	30	751,545	786,202	153,738	1,007,764	1,347,488	2,561,308
Inventories	11	10,884,789	10,319,973	9,833,050	3,936,075	3,282,531	3,182,738
Recoverable taxes	13	4,660,873	4,619,901	4,190,141	1,920,974	2,070,618	2,316,532
Advances to suppliers		706,080	523,220	733,382	235,998	241,671	381,768
Others		1,993,030	1,972,360	1,646,824	632,035	574,348	183,394
		45,255,150	45,105,066	40,150,863	29,576,135	30,587,350	25,583,108

Non-current Assets held for sale	12	923,400	934,551	—	—	—	—
		46,178,550	46,039,617	40,150,863	29,576,135	30,587,350	25,583,108
Non-current assets

Related parties	30	819,381	832,571	904,172	873,190	863,990	445,769
Loans and financing agreements to receive		519,173	501,726	399,277	187,862	187,862	158,195
Prepaid expenses		276,862	260,150	426,252	66,600	67,813	16,643
Judicial deposits	18	3,211,454	3,094,977	2,734,599	2,561,511	2,474,077	2,091,492
Deferred income tax and social contribution	20	8,578,269	8,291,074	3,549,328	6,015,256	5,714,932	2,119,056
Recoverable taxes	13	1,311,273	1,342,676	1,097,134	245,911	255,264	201,226
Derivatives at fair value	25	238,725	92,567	112,253	5,567	2,928	96,262
Reinvestment tax incentive		437,464	326,837	428,750	412,625	301,998	428,750
Others		650,682	740,165	668,940	94,656	154,545	371,620
		16,043,283	15,482,743	10,320,705	10,463,178	10,023,409	5,929,013

Investments	14	12,922,619	13,044,460	14,984,038	120,881,720	121,628,958	111,953,695
Intangible assets	15	18,789,840	18,822,027	17,788,581	14,638,276	14,664,435	13,973,730
Property, plant and equipment, net	16	174,850,848	173,454,620	153,854,863	63,561,058	61,231,322	55,503,193
		222,606,590	220,803,850	196,948,187	209,544,232	207,548,124	187,359,631
Total assets		268,785,140	266,843,467	237,099,050	239,120,367	238,135,474	212,942,739

(i) Period adjusted according to note 4.

Balance Sheet

In thousands of Brazilian Reais

(continued)

		(unaudited)
		Consolidated			Parent Company
	Notes	March 31, 2013	December 31, 2012	January 1, 2012	March 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)		(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		8,265,281	9,255,150	8,851,220	3,591,633	4,178,494	3,503,577
Payroll and related charges		1,718,216	3,024,651	2,442,255	1,008,935	2,001,090	1,581,782
Derivatives at fair value	25	780,583	709,722	135,697	461,481	558,161	117,470
Current portion of long-term debt	17	6,559,690	7,092,878	2,807,280	5,356,788	5,327,849	891,654
Short-term debt	17	—	—	40,044	—	—	—
Related parties	30	392,309	423,336	42,907	4,196,279	6,433,629	4,959,017
Taxes payable and royalties		548,146	664,387	978,915	253,577	332,955	329,680
Provision for income taxes		1,539,265	1,309,821	955,342	1,071,707	369,658	—
Employee post retirement benefits obligations	21	409,974	421,241	316,061	219,192	219,396	140,508
Railway sub-concession agreement payable		134,594	133,275	123,059	—	—	—
Asset retirement obligations	19	90,339	142,831	136,416	—	—	20,507
Dividends and interest on capital		—	—	2,207,101	—	—	2,207,101
Others		2,198,008	2,164,455	1,650,463	669,929	752,098	400,023
		22,636,405	25,341,747	20,686,760	16,829,521	20,173,330	14,151,319

Liabilities directly associated with assets held for sale	12	356,567	368,378	—	—	—	—
		22,992,972	25,710,125	20,686,760	16,829,521	20,173,330	14,151,319
Non-current liabilities
Derivatives at fair value	25	1,490,151	1,600,656	1,238,542	1,324,841	1,409,568	953,357
Long-term debt	17	53,874,447	54,762,976	40,224,674	26,374,750	26,867,240	18,595,793
Related parties	30	115,743	146,440	170,616	30,623,523	29,362,525	28,654,132
Employee post retirement benefits obligations	21	6,437,478	6,627,195	4,485,687	866,480	745,653	411,766
Provisions for contingencies	18	3,602,782	4,218,193	3,144,740	2,429,611	2,867,052	1,927,686
Deferred income tax and social contribution	20	7,074,106	6,918,372	10,175,546	—	—	—
Asset retirement obligations	19	5,297,540	5,472,452	3,427,294	1,657,444	1,625,324	1,094,824
Stockholders’ Debentures	29	3,715,216	3,378,845	2,495,995	3,715,216	3,378,845	2,495,995
Redeemable noncontrolling interest		986,195	994,776	942,668	—	—	—
Gold stream transaction		3,090,141	—	—	—	—	—
Others		3,590,487	3,901,949	4,617,145	1,877,415	1,839,474	2,373,706
		89,274,286	88,021,854	70,922,907	68,869,280	68,095,681	56,507,259
Total liabilities		112,267,258	113,731,979	91,609,667	85,698,801	88,269,011	70,658,578

Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (in 2012 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (in 2012 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible votes - common shares		—	—	359,649	—	—	359,649
Mandatorily convertible votes - preferred shares		—	—	796,162	—	—	796,162
Treasury stock - 140,857,692 (in 2012 - 140,857,692) preferred and 71,071,482 (in 2012 - 71,071,482) common shares		(7,839,512)	(7,839,512)	(9,918,541)	(7,839,512)	(7,839,512)	(9,918,541)
Results from operations with noncontrolling stockholders		(839,155)	(839,155)	(70,706)	(839,155)	(839,155)	(70,706)
Results in the translation/issuance of shares		49,518	49,518	—	49,518	49,518	—
Unrealized fair value gain (losses)		(4,235,026)	(3,796,910)	(977,441)	(4,235,026)	(3,796,910)	(977,441)
Cumulative translation adjustments		6,485,370	8,692,782	(1,016,711)	6,485,370	8,692,782	(1,016,711)
Retained earnings		84,800,371	78,599,740	78,111,749	84,800,371	78,599,740	78,111,749
Total company stockholders’ equity		153,421,566	149,866,463	142,284,161	153,421,566	149,866,463	142,284,161
Noncontrolling interests		3,096,316	3,245,025	3,205,222	—	—	—
Total stockholders’ equity		156,517,882	153,111,488	145,489,383	153,421,566	149,866,463	142,284,161
Total liabilities and stockholders’ equity		268,785,140	266,843,467	237,099,050	239,120,367	238,135,474	212,942,739

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Statement of Income

In thousands of Brazilian Reais, except as otherwise stated

		Three-month period ended (unaudited)
		Consolidated		Parent Company
	Notes	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
			(i)		(i)
Net operating revenue		21,800,965	20,461,091	13,386,255	11,889,232
Cost of goods solds and services rendered	27	(11,438,127)	(10,916,836)	(4,548,426)	(5,361,841)
Gross profit		10,362,838	9,544,255	8,837,829	6,527,391

Operating (expenses) income
Selling and administrative expenses	27	(746,370)	(934,403)	(385,555)	(558,794)
Research and development expenses	27	(353,682)	(526,557)	(209,691)	(287,705)
Other operating expenses, net	27	(985,419)	(1,191,318)	(473,080)	(517,948)
Equity results from subidiaries		—	—	129,574	2,022,001
		(2,085,471)	(2,652,278)	(938,752)	657,554
Operating profit		8,277,367	6,891,977	7,899,077	7,184,945

Financial income	28	1,278,063	1,480,155	1,150,154	1,124,004
Financial expenses	28	(1,944,066)	(1,275,090)	(1,373,279)	(1,294,142)
Equity results from associates	13	341,539	437,020	341,539	437,020
Income before income tax and social contribution		7,952,903	7,534,062	8,017,491	7,451,827
Income tax and social contribution
Current income tax	20	(2,196,291)	(1,435,730)	(2,071,803)	(1,191,925)
Deferred income tax	20	329,941	510,138	254,943	451,639
		(1,866,350)	(925,592)	(1,816,860)	(740,286)
Net income of the year		6,086,553	6,608,470	6,200,631	6,711,541

Loss attributable to non-controlling interests		(114,078)	(103,071)
Net income attributable to the Company’s stockholders		6,200,631	6,711,541

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Preferred share and Common (in brazilian reais)		1.20	1.30

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Statement of Other Comprehensive Income

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012 (i)	March 31, 2013	March 31, 2012 (i)
Net income of the period	6,086,553	6,608,470	6,200,631	6,711,541
Other comprehensive income
Cumulative translation adjustments	(2,317,822)	(1,079,672)	(2,225,642)	(1,020,039)

Unrealized loss on available-for-sale investments
Gross balance as of the period	(405,566)	(698)	(405,566)	(698)

Retirement benefit obligations
Gross balance as of the period	71,812	212,309	71,812	212,309
Effect of tax	(6,788)	(62,488)	(6,788)	(62,488)
	65,024	149,821	65,024	149,821

Cash flow hedge
Gross balance as of the period	(89,380)	41,085	(89,380)	41,085
Effect of tax	10,036	(26,898)	10,036	(26,898)
	(79,344)	14,187	(79,344)	14,187
Total comprehensive income of the year	3,348,845	5,692,108	3,555,103	5,854,812

Comprehensive income attributable to noncontrolling interests	(206,257)	(162,704)
Comprehensive income attributable to the Company’s stockholders	3,555,102	5,854,812
	3,348,845	5,692,108

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Statement of Changes in Equity

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Gain (loss) from operation with noncontrolling stockholders	Cumulative translation adjustment	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1, 2013	75,000,000	49,518	—	78,451,185	(7,839,512)	(3,796,910)	(839,155)	8,692,782	148,555	149,866,463	3,245,025	153,111,488
Net income of the period	—	—	—	—	—	—	—	—	6,200,631	6,200,631	(114,078)	6,086,553
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	7,246	7,246
Cash flow hedge, net of taxes	—	—	—	—	—	(79,344)	—	—	—	(79,344)	—	(79,344)
Unrealized results on valuation at market	—	—	—	—	—	(405,566)	—	—	—	(405,566)	—	(405,566)
Translation adjustments for the period	—	—	—	—	—	(18,230)	—	(2,207,412)	—	(2,225,642)	(92,180)	(2,317,822)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(475)	(475)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	50,778	50,778
Retirement benefit obligations	—	—	—	—	—	65,024	—	—	—	65,024	—	65,024
March 31, 2013	75,000,000	49,518	—	78,451,185	(7,839,512)	(4,235,026)	(839,155)	6,485,370	6,349,186	153,421,566	3,096,316	156,517,882

January 1, 2012 (i)	75,000,000	—	1,155,811	78,105,988	(9,918,541)	(977,441)	(70,706)	(1,016,710)	5,760	142,284,161	3,205,222	145,489,383
Net income of the period	—	—	—	—	—	—	—	—	6,711,541	6,711,541	(103,071)	6,608,470
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	19,896	19,896
Repurchase of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(37,319)	—	—	—	—	—	—	(37,319)	—	(37,319)
Retirement benefit obligations	—	—	—	—	—	149,821	—	—	—	149,821	—	149,821
Cash flow hedge, net of taxes	—	—	—	—	—	14,187	—	—	—	14,187	—	14,187
Translation adjustments for the period	—	—	—	—	—	22,227	—	(1,042,266)	—	(1,020,039)	(59,633)	(1,079,672)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(484)	(484)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	90,196	90,196
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(17,254)	—	—	(17,254)	(115,703)	(132,957)
Unrealized results on valuation at market	—	—	—	—	—	(698)	—	—	—	(698)	—	(698)
March 31, 2012 (i)	75,000,000	—	1,118,492	78,105,988	(9,918,530)	(791,904)	(87,960)	(2,058,976)	6,717,301	148,084,411	3,036,423	151,120,834

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Statement of Cash Flows

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
		(i)		(i)
Cash flow from operating activities:
Net income of the period	6,086,553	6,608,470	6,200,631	6,711,541
Adjustments to reconcile net income to cash from operations
Results of equity investments and associates	(341,539)	(437,020)	(471,113)	(2,459,021)
Realized gains on assets	(483,813)	—	—	—
Depreciation, amortization and depletion	2,093,672	1,797,762	562,986	562,103
Deferred income tax and social contribution	(329,941)	(510,138)	(254,943)	(451,639)
Foreign exchange and indexation (gain) losses, net	(155,385)	(368,323)	(726,993)	(707,467)
Loss on disposal of property, plant and equipment	155,455	81,563	136,526	36,447
Unrealized derivative (gains) losses, net	(25,134)	(194,059)	(119,168)	(221,526)
Dividends / interest on capital received from subsidiaries	—	—	167,163	108,041
Stockholders’ Debentures	336,371	171,560	336,371	171,560
Others	(135,987)	9,874	31,171	173,347
Decrease (increase) in assets:
Accounts receivable from customers	752,268	1,479,640	1,227,706	(123,387)
Inventories	(675,242)	(703,793)	(404,752)	(221,899)
Recoverable taxes	24,645	660,558	158,997	644,375
Others	379,645	(36,329)	(58,393)	(95,847)
Increase (decrease) in liabilities:
Suppliers and contractors	(730,216)	(778,026)	(586,862)	643,840
Payroll and related charges	(1,315,325)	(1,056,185)	(992,155)	(805,871)
Taxes and contributions	(56,223)	(1,003,713)	622,673	(158,874)
Gold stream transaction	2,899,450	—	—	—
Others	(516,548)	(80,517)	(490,985)	127,530
Net cash provided by operating activities	7,962,706	5,641,324	5,338,860	3,933,253

Cash flow from investing activities:
Short-term investments	(638,946)	—	(206,732)	—
Loans and advances	48,981	(65,630)	429,907	(427,441)
Guarantees and deposits	(48,649)	(20,467)	(52,436)	(21,717)
Additions to investments	(367,380)	(373,506)	(1,547,334)	(1,341,411)
Additions to property, plant and equipment	(7,457,122)	(5,236,156)	(3,267,292)	(3,351,345)
Dividends/interest on capital received from Joint controlled entities and associates	441	107,359	—	—
Proceeds from disposals of fixed assets	189,777	—	—	—
Proceeds from Gold stream	1,160,635	—	—	—
Net cash used in investing activities	(7,112,263)	(5,588,400)	(4,643,887)	(5,141,914)

Cash flow from financing activities:
Short-term debt
Additions	—	909,354	12,739	909,354
Repayments	(27,588)	(75,814)	(719,475)	(912,690)
Long-term debt
Additions	258,458	1,815,105	137,430	1,813,321
Repayments	(786,440)	(112,386)	(267,215)	(113,418)
Repayments:
Transactions with noncontrolling stockholders	—	(132,860)	—	—
Net cash provided by (used in) financing activities	(555,570)	2,403,399	(836,521)	1,696,567

Increase (decrease) in cash and cash equivalents	294,873	2,456,323	(141,548)	487,906
Cash and cash equivalents of cash, beginning of the period	11,917,717	6,593,177	688,434	574,787
Effect of exchange rate changes on cash and cash equivalents	(15,478)	(38,694)	—	—
Cash and cash equivalents, end of the period	12,197,112	9,010,806	546,886	1,062,693
Cash paid during the period for:
Short-term interest	—	(2,438)	—	(1,860)
Long-term interest	(873,084)	(582,050)	(579,190)	(396,229)
Income tax and social contribution	(1,640,458)	(1,152,687)	(1,098,704)	(311,766)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(236,931)	(99,185)	(7,594)	(8,892)

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Statement of Added Value

In thousands of Brazilian Reais

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Generation of added value
Gross revenue
Revenue from products and services	22,331,706	20,095,353	13,682,609	12,185,635
Gain on sale of assets	483,813	—	—	—
Other revenue	804	(138)	—	—
Revenue from the construction of own assets	7,403,687	5,049,100	3,267,292	3,358,303
Allowance for doubtful accounts	(8,307)	2,872	(6,483)	2,089
Less:
Acquisition of products	(568,974)	(760,660)	(131,322)	(413,545)
Outsourced services	(4,104,808)	(3,668,722)	(1,994,519)	(2,413,607)
Materials	(5,222,044)	(4,515,909)	(1,313,895)	(2,587,852)
Oil and gas	(923,245)	(856,836)	(519,998)	(491,090)
Energy	(317,890)	(395,921)	(184,872)	(221,721)
Freight	(1,204,513)	(869,917)	—	—
Other costs and expenses	(2,452,425)	(1,439,018)	(1,016,071)	(1,206,730)
Gross added value	15,417,804	12,640,204	11,782,741	8,211,482

Depreciation, amortization and depletion	(2,093,672)	(1,797,762)	(562,986)	(562,103)
Net added value	13,324,132	10,842,442	11,219,755	7,649,379

Received from third parties
Financial income	504,971	735,419	345,244	425,826
Equity results	341,539	437,020	471,113	2,459,021
Total added value to be distributed	14,170,642	12,014,881	12,036,112	10,534,226

Personnel	1,907,340	2,103,886	831,460	1,132,694
Taxes, rates and contribution	3,139,425	1,846,579	2,618,792	1,353,741
Current income tax	2,196,291	1,435,730	2,071,803	1,191,925
Deferred income tax	(329,941)	(510,138)	(254,943)	(451,639)
Remuneration of debt capital	1,342,121	1,092,369	1,100,060	946,666
Monetary and exchange changes, net	(171,147)	(562,015)	(531,691)	(350,702)
Net income attributable to the Company’s stockholders	6,200,631	6,711,541	6,200,631	6,711,541
Loss attributable to noncontrolling interest	(114,078)	(103,071)	—	—
Distribution of added value	14,170,642	12,014,881	12,036,112	10,534,226

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Notes to Financial Statements

Expressed in thousands of Brazilian Reais, unless otherwise stated

1.            Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a publicly-listed company with its headquarters at 26 Avenida Graça Aranha, Downtown, Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

The Company and its direct and indirect subsidiaries (“Group”, “Company” or “we”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, Ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy, logistics and steel.

2.                                     Summary of the Main Accounting Practices and Accounting Estimates

a)            Basis of preparation

The consolidated interim financial statements of the Company have been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards (“IFRS”), whose counterpart in Brazil is the CPC 21(R1), issued by the Brazilian Accountant Standards Committee (“Comitê de Pronunciamentos Contábeis” or “CPC”) and approved by the Brazilian Securities Exchange Commission (“Comissão de Valores Mobiliários” or “CVM”).

The individual interim financial statements of the Company have been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and are published in conjunction with the consolidated interim financial statements.

In the case of Vale, the accounting practices adopted in Brazil applicable to individual financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint controlled entities and affiliates, as under the rules of IFRS would be the cost or at fair value.

The interim financial statements have been prepared under the historical cost convention adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative instruments) measured at fair value through the profit or loss.

The financial information of balances and transactions relating to the three-month periods ended March 31, 2013 and March 31, 2012 is unaudited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements of December 31, 2012, except as otherwise disclosed. The interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the complete financial statements for the year ended December 31, 2012.

The Company has evaluated subsequent events through April 22, 2013, which is the date of approval by the executive board, the interim financial statements.

b)            Functional currency and presentation currency

Transactions in foreign currencies are translated into the functional currency of the Company, the Brazilian Reais (“R$” or “BRL”), using the rate of exchange prevailing on the date of the transaction or the measurements (or, if not available, the rate of exchange of the first business day following available). Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement as financial income or expense.

For purposes of presentation in Brazil, the interim financial statements are presented in Brazilian Reais. The exchange rates of the major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	March 31, 2013	December 31, 2012
US dollar - US$	2.0186	2.0435
Canadian dollar - CAD	1.9819	2.0546
Australian dollar - AUD	2.0996	2.1197
Euro - EUR or €	2.5953	2.6954

Translation differences on non-monetary financial assets and liabilities are recognized in income as part of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in Comprehensive Income.

3.             Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.             Changes in accounting policies

From January 1, 2013, the Company adopted the revised pronouncement IAS 19 - Employee benefits, correlate with CPC 33 (R1), whose changes eliminate the method of “corridor”; rationalize the changes between the assets and liabilities of plans, recognizing in the income statement the financial cost and the expected return on plan assets and recognizing in comprehensive income the remeasurement of gains and losses, and return on assets (excluding the amount of interest on return of assets recognized in income) and changes the effect of the ceiling of the plan.

Statement of the effects of these adjustments in the comparative periods presented is as follows:

	Consolidated
	December 31, 2012
Financial Position	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	11,917,717	—	11,917,717
Other	34,121,900	—	34,121,900
	46,039,617	—	46,039,617

Non-current
Deferred income tax and social contribution	8,134,034	157,040	8,291,074
Other	212,748,003	(235,227)	212,512,776
	220,882,037	(78,187)	220,803,850
Total Asset	266,921,654	(78,187)	266,843,467

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	421,241	—	421,241
Liabilities directly associated with assets held for sale	326,551	41,827	368,378
Other	24,920,506	—	24,920,506
	25,668,298	41,827	25,710,125
Non-current
Employee post retirement benefits obligations	3,389,962	3,237,233	6,627,195
Deferred income tax and social contribution	7,753,893	(835,521)	6,918,372
Other	74,476,287	—	74,476,287
	85,620,142	2,401,712	88,021,854
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Pension plan	—	—	—
Cumulative translation adjustments	8,692,782	—	8,692,782
Unappropriated retained earnings	78,451,184	148,556	78,599,740
Noncontrolling interests	3,245,025	—	3,245,025
Other	(8,629,149)	—	(8,629,149)
	155,633,214	(2,521,726)	153,111,488
Total Liabilities and Stockholders’ equity	266,921,654	(78,187)	266,843,467

	Consolidated
	January 1, 2012
Financial Position	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	6,593,177	—	6,593,177
Other	33,557,686	—	33,557,686
	40,150,863	—	40,150,863

Non-current
Deferred income tax and social contribution	3,538,830	10,498	3,549,328
Other	193,398,859	—	193,398,859
	196,937,689	10,498	196,948,187
Total Asset	237,088,552	10,498	237,099,050

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	316,061	—	316,061
Other	20,370,699	—	20,370,699
	20,686,760	—	20,686,760
Non-current
Employee post retirement benefits obligations	2,845,725	1,639,962	4,485,687
Deferred income tax and social contribution	10,613,773	(438,227)	10,175,546
Other	56,261,674	—	56,261,674
	69,721,172	1,201,735	70,922,907
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Pension plan	—	—	—
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Unappropriated retained earnings	78,105,989	5,760	78,111,749
Noncontrolling interests	3,205,222	—	3,205,222
Other	(8,833,436)	—	(8,833,436)
	146,680,620	(1,191,237)	145,489,383
Total Liabilities and Stockholders’ equity	237,088,552	10,498	237,099,050

	Consolidated
	Three-month period ended
	March 31, 2012
Statement of income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net revenue	20,461,091	—	20,461,091
Cost	(10,919,300)	2,464	(10,916,836)
Gross operating profit	9,541,791	2,464	9,544,255

Operational expenses	(2,652,278)	—	(2,652,278)
Financial expenses	221,389	(16,324)	205,065
Equity results	437,020	—	437,020
Earnings before taxes	7,547,922	(13,860)	7,534,062

Current and deferred Income tax and social contribution, net	(930,593)	5,001	(925,592)
Net income of the year	6,617,329	(8,859)	6,608,470

Loss attributable to noncontrolling interests	(103,071)	—	(103,071)
Net income attributable to stockholders	6,720,400	(8,859)	6,711,541

	Consolidated
	Three-month period ended
	March 31, 2012
Statement of comprehensive income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net income of the period	6,617,329	(8,859)	6,608,470
Cumulative translation adjustments	(1,101,899)	22,227	(1,079,672)
	5,515,430	13,368	5,528,798
Unrealized gain (loss) on available-for-sale investments, net	(698)		(698)
Retirement benefit obligations, net	—	149,821	149,821
Cash flow hedge, net	14,187		14,187
Total comprehensive income of the year, net	5,528,919	163,189	5,692,108
Comprehensive income attributable to noncontrolling interests, net	(162,704)	—	(162,704)
Comprehensive income attributable to the Company’s stockholders, net	5,691,623	163,189	5,854,812

	Parent Company
	December 31, 2012
Financial Position	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	688,434	—	688,434
Other	29,898,916	—	29,898,916
	30,587,350	—	30,587,350

Non-current
Deferred income tax and social contribution	5,557,892	157,040	5,714,932
Investments	123,871,281	(2,242,323)	121,628,958
Other	80,439,461	(235,227)	80,204,234
	209,868,634	(2,320,510)	207,548,124
Total Asset	240,455,984	(2,320,510)	238,135,474

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	219,396	—	219,396
Other	19,953,934	—	19,953,934
	20,173,330	—	20,173,330
Non-current
Deferred income tax and social contribution	544,437	201,216	745,653
Other	67,350,028	—	67,350,028
	67,894,465	201,216	68,095,681
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Cumulative translation adjustments	8,692,782	—	8,692,782
Unappropriated retained earnings	78,451,184	148,556	78,599,740
Other	(8,629,149)	—	(8,629,149)
Total Liabilities and Stockholders’ equity	240,455,984	(2,320,510)	238,135,474

	Parent Company
	January 1, 2012
Balance Sheet	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes
Assets
Current
Cash and cash equivalents	574,787	—	574,787
Other	25,008,321	—	25,008,321
	25,583,108	—	25,583,108

Non-current
Deferred income tax and social contribution	2,108,558	10,498	2,119,056
Investment	113,149,994	(1,196,299)	111,953,695
Other	73,286,880	—	73,286,880
	188,545,432	(1,185,801)	187,359,631
Total Asset	214,128,540	(1,185,801)	212,942,739

Liabilities and Stockholders’ equity
Current
Employee post retirement benefits obligations	140,508	—	140,508
Other	14,010,811	—	14,010,811
	14,151,319	—	14,151,319
Non-current
Employee post retirement benefits obligations	406,330	5,436	411,766
Other	56,095,493	—	56,095,493
	56,501,823	5,436	56,507,259
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Pension plan	—	—	—
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Unappropriated retained earnings	78,105,989	5,760	78,111,749
Noncontrolling interests	—	—	—
Other	(8,833,436)	—	(8,833,436)
	143,475,398	(1,191,237)	142,284,161
Total Liabilities and Stockholders’ equity	214,128,540	(1,185,801)	212,942,739

	Parent Company
	Three-month period ended
	March 31, 2012
Statement of income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net revenue	11,889,232	—	11,889,232
Cost	(5,361,841)	—	(5,361,841)
Gross operating profit	6,527,391	—	6,527,391

Operational expenses	(1,364,447)	—	(1,364,447)
Financial expenses	(152,251)	(17,887)	(170,138)
Equity results	2,456,075	2,946	2,459,021
Earnings before taxes	7,466,768	(14,941)	7,451,827

Current and deferred Income tax and social contribution, net	(746,368)	6,082	(740,286)
Net income of the year	6,720,400	(8,859)	6,711,541

	Parent Company
	Three-month period ended
	March 31, 2012
Comprehensive income	Original balance without IAS 19 (CPC33R) revised changes	Effect of changes	Balance with IAS 19 (CPC33R) revised changes

Net income of the period	6,720,400	(8,859)	6,711,541
Cumulative translation adjustments	(1,042,266)	22,227	(1,020,039)
	5,678,134	13,368	5,691,502
Unrealized gain (loss) on available-for-sale investments, net	(698)		(698)
Retirement benefit obligations, net	—	149,821	149,821
Cash flow hedge, net	14,187		14,187
Total comprehensive income of the year, net	5,691,623	163,189	5,854,812

5.             Accounting standards

No standard, interpretation or guidance was issued by IFRS or CPC in the period.

6.             Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

7.             Acquisitions

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (equivalent to R$318 million). After the approval of the local government, Vale has paid the total amount of US$338 (equivalent to R$682 million) for 100% of Belvedere.

8.             Cash and Cash Equivalents

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Cash and bank accounts	3,609,359	2,440,169	28,346	35,878
Short-term investments	8,587,753	9,477,548	518,540	652,556
	12,197,112	11,917,717	546,886	688,434

9.             Short-term investment

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Short-term investments	1,144,803	505,857	250,160	43,428

10.          Accounts Receivables

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Denominated in reais “brazilian Reais”	1,842,585	1,733,506	1,928,094	1,518,657
Denominated in other currencies, mainly US$	10,784,639	12,384,371	18,789,620	20,434,308
	12,627,224	14,117,877	20,717,714	21,952,965

Allowance for doubtful accounts	(226,515)	(233,214)	(106,884)	(114,426)
	12,400,709	13,884,663	20,610,830	21,838,539

Accounts receivables related to the steel industry market represent 82.36% and 71.26% of receivables on March 31, 2013, December 31, 2012, respectively.

In March 31, 2013, no individual customer represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at March 31, 2013 and March 31, 2012 totaled R$4,193 and R$538, respectively. Write offs as at March 31, 2013 and December 31, 2012, totaled R$10,893 and R$33,630, respectively.

11.          Inventory

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Inventories of Finished products
Bulk Material
Iron ore	2,208,862	1,745,919	2,203,885	1,570,681
Pellets	257,074	195,091	202,492	210,383
Manganese and ferroalloys	192,650	188,056	—	—
Coal	529,065	505,850	—	—
	3,187,651	2,634,916	2,406,377	1,781,064
Base Metals
Nickel and other products	3,494,385	3,870,247	225,658	258,797
Copper	159,637	60,252	83,814	37,075
	3,654,022	3,930,499	309,472	295,872
Fertilizers
Potash	39,639	41,311	—	—
Phosphates	772,249	679,393	—	—
Nitrogen	97,778	42,152	—	—
	909,666	762,856	—	—

Others	45,983	22,969	3,116	3,116
	7,797,322	7,351,240	2,718,965	2,080,052

Finished products	4,909,113	4,574,982	2,718,965	2,080,052
Products in process	2,888,209	2,776,258	—	—
Inventory of products	7,797,322	7,351,240	2,718,965	2,080,052
Maintenance supplies	3,087,467	2,968,733	1,217,110	1,202,479
Total of Inventories	10,884,789	10,319,973	3,936,075	3,282,531

On March 31, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of R$6,363, R$0 and R$237,941, (on December 31, 2012 was R$6,363, R$6,151 and R$0), respectively.

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Inventories of product
Balance on begin of period	7,351,240	7,449,728	2,080,052	2,170,119
Addition	9,007,563	8,632,725	4,430,024	4,658,529
Transfer from maintenance supplies	1,919,842	1,800,252	757,315	882,732
Write-off by sale	(10,233,614)	(10,049,383)	(4,548,426)	(5,361,844)
(write-off) by lower cost or market adjustment	(247,709)	(37,393)	—	(21,095)
Balance on ended of period	7,797,322	7,795,929	2,718,965	2,328,441

	(unaudited)
	Consolidated		Parent Company
	Three-month period ended		Three-month period ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Inventories of consumable products
Balance on begin of period	2,968,733	2,383,322	1,202,479	1,012,619
Addition	2,038,576	1,776,596	771,946	929,965
Transfer to use	(1,919,842)	(1,800,252)	(757,315)	(882,732)
Balance on ended of period	3,087,467	2,359,666	1,217,110	1,059,852

12.          Non-current assets and liabilities held for sale

In December 2012, we have signed with Petróleo Brasileiro S.A. (Petrobras) an agreement to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234 million (R$478 million). The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (CDI), in amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

The completion of the transaction is subject to precedent conditions, including the approval by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

The net assets held for sale are:

	March 31, 2013	December 31, 2012
	(unaudited)
Assets held for sale
Accounts receivable	26,673	29,042
Recoverable taxes	28,397	41,694
Inventories	45,145	40,508
Property, plant and equipment	763,720	794,207
Other	59,465	29,100
Total	923,400	934,551

Liabilities related to assets held for sale
Suppliers	24,225	24,465
Deferred income tax	215,855	224,756
Others	116,487	119,157
Total	356,567	368,378

13.          Recoverable Taxes

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Income tax	2,448,963	2,371,384	190,460	168,428
Value-added tax	2,229,323	2,090,390	1,090,045	1,056,326
Brazilian Federal Contributions (PIS - COFINS)	1,178,876	1,369,948	798,915	1,013,857
Others	114,984	130,855	87,465	87,271
Total	5,972,146	5,962,577	2,166,885	2,325,882

Current	4,660,873	4,619,901	1,920,974	2,070,618
Non-current	1,311,273	1,342,676	245,911	255,264
Total	5,972,146	5,962,577	2,166,885	2,325,882

14.          Investments

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Balance on begin of the period	13,044,460	14,984,038	121,628,958	111,953,695
Additions	367,380	378,374	1,547,334	1,351,625
Disposals	(41,084)	—	(58,363)	—
Cumulative translation adjustment	(333,030)	80,422	(2,078,885)	(1,014,198)
Equity	341,539	437,020	471,113	2,459,021
Valuation Adjustment	(399,343)	26,638	(331,795)	62,210
Dividends declared	(57,303)	(90,070)	(296,642)	(315,402)
Balance on ended of the period	12,922,619	15,816,422	120,881,720	114,496,951

Investments   (Continued)

					Investments			Equity results
					As of			Three-month period ended (unaudited)
	Location	Principal activity	% ownership	% voting capital	March 31, 2013	December 31, 2012	January 1, 2012	March 31, 2013	March 31, 2012
					(unaudited)	(i)	(i)		(i)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	316,396	319,388	266,253	(4,052)	(2,735)
Biopalma da Amazonia S.A. (a)	Brazil	Energy	70.00	70.00	446,268	349,460	442,108	(18,192)	(6,559)
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	221,410	454,413	349,538	30,047	39,864
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	528,547	528,009	445,944	7,258	18,720
Ferrovia Centro-Atlantica S.A. (a)	Brazil	Logistic	99.99	99.99	2,969,862	2,926,116	2,359,188	(106,922)	(107,326)
Ferrovia Norte Sul S.A.	Brazil	Logistic	100.00	100.00	1,707,791	1,717,056	1,739,854	(9,265)	(12,897)
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and Manganese	100.00	100.00	1,354,384	1,364,947	1,112,621	(10,563)	(2,688)
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,474,150	4,538,200	3,791,794	66,060	36,003
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	6,540,834	6,016,285	2,775,759	(9,274)	(17,561)
Rio Doce Australia Pty Ltd.	Australia	Coal	100.00	100.00	301,058	(35,800)	751,781	(58,701)	(104,557)
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	6,597,060	6,343,192	4,625,199	(29,321)	4,842
Sociedad Contractual Minera Tres Valles (a)	Chile	Copper	90.00	90.00	364,564	459,907	432,494	(18,574)	(20,876)
SRV Reinsurance Company S.A.	Switzerland	Insurance	100.00	100.00	1,231,086	1,247,555	836,802	(1,245)	10,332
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	8,029,355	8,192,933	7,849,495	(179,486)	(62,515)
Vale Canada Holdings	Canada	Holding	100.00	100.00	963,273	1,000,138	902,418	(4,178)	691
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	13,979,739	9,575,352	8,549,915	(201,404)	(368,480)
Vale Colombia Holding Ltd. (f)	Colombia	Coal	100.00	100.00	—	—	1,183,387	—	(6,388)
Vale Fertilizantes S.A. (e)	Brazil	Fertilizers	100.00	100.00	—	—	10,735,382	—	1,462
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,820,883	13,593,079	1,921,229	(68,698)	27,832
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	28,490,572	34,748,846	38,525,300	1,141,452	2,627,805
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	1,217,946	1,013,478	294,992	(9,791)	(12,518)
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	581,476	686,604	716,729	(104,858)	(27,396)
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	204,616	203,100	154,348	16,389	(4,937)
Vale Moçambique	Mozambique	Coal	100.00	100.00	6,179,407	5,886,379	770,948	(356,709)	(60,670)
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic	100.00	100.00	5,247,036	5,117,874	3,944,448	103,683	73,140
VBG Vale BSGR Limited (a)	Guinea	Iron ore	51.00	51.00	821,827	869,341	756,825	(45,409)	(39,949)
VLI Multimodal S.A. (a) (b)	Brazil	Logistic	100.00	100.00	748,504	606,865	206,107	18,322	62,070
Others					621,057	861,781	528,799	(16,995)	(22,708)
					107,959,101	108,584,498	96,969,657	129,574	2,022,001
Direct and indirect affiliates
California Steel Industries, INC	USA	Steel	50.00	50.00	350,348	341,553	301,088	12,639	10,401
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	220,053	218,574	208,497	1,479	12,665
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (g)	Brazil	Pellets	50.89	51.00	190,304	213,028	214,194	(7,456)	3,487
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (g)	Brazil	Pellets	50.90	51.00	126,489	130,003	150,329	593	10,239
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (g)	Brazil	Pellets	51.00	51.11	367,371	363,546	372,304	3,825	10,076
CSP- Companhia Siderúrgica do PECEM	Brazil	Steel	50.00	50.00	1,318,522	1,019,920	498,643	(2,778)	(1,833)
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	726,750	697,432	528,929	18,039	31,947
LOG-IN - Logística Intermodal S/A (c)	Brazil	Logistic	31.33	31.33	199,683	192,400	212,085	7,283	(17,614)
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	244,155	277,384	248,463	3,478	12,406
MRS Logística S.A.	Brazil	Logistic	47.59	46.75	1,223,947	1,196,876	1,027,968	26,219	70,350
Norsk Hydro ASA (d)	Norway	Aluminum	—	—	3,910,289	4,572,223	6,029,045	—	50,087
Norte Energia S.A.	Brazil	Energy	9.00	9.00	299,215	245,631	136,509	(948)	—
Samarco Mineração S.A. (h)	Brazil	Iron ore	50.00	50.00	1,607,865	1,287,854	744,742	319,999	372,910
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	503,727	515,669	437,134	(5,896)	(2,542)
Tecnored Desenvolvimento Tecnologico S.A. (a)	Brazil	Iron ore	49.21	49.21	86,008	78,936	85,963	(4,489)	(2,851)
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	1,007,483	1,091,633	3,003,275	(13,724)	(64,400)
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	48,287	48,313	42,623	381	324
Others					492,123	553,485	742,247	(17,105)	(58,632)
					12,922,619	13,044,460	14,984,038	341,539	437,020
					120,881,720	121,628,958	111,953,695	471,113	2,459,021

(i) Period adjusted according to note 4.

(a) Investment balance includes the values of advances for future capital increase;

(b) Excluded from equity, investment companies already detailed in note;

(c) Market value on March 31, 2013 was R$270 million and on December 31, 2012 was R$246 million;

(d) Avaiable for market;

(e) Incorporated in Vale Fertilizantes S.A. (old Mineração Naque S.A.);

(f) Company sold in June 2012;

(g) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(h) Main data of Samarco: Operational Result R$ 748 million, Financial Result R$ 37 million, Depreciation (R$51 million), Income tax (R$ 146) million and Profit or loss R$639 million.

The lock-up period for trading Hydro shares ended in February 28, 2013. From that date on the shares of Hydro could be traded in the market and therefore we start classifying this investment as a financial asset available for sale as of March 31, 2013.

In the period of three-months ended March 31, 2013 and March 31, 2012 we receipt R$441 and R$107,359 as dividend Consolidated and R$167,163 and R$108,041 as dividend of Parent Company.

15 -         Intangible Assets

	Consolidated
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime

Goodwill	9,285,233	—	9,285,233	9,406,549	—	9,406,549
	9,285,233	—	9,285,233	9,406,549	—	9,406,549

Finite useful lifetime
Concession and subconcession	11,293,858	(3,447,738)	7,846,120	10,981,246	(3,306,941)	7,674,305
Right to use	715,575	(122,273)	593,302	732,416	(112,516)	619,900
Others	2,516,781	(1,451,596)	1,065,185	2,504,260	(1,382,987)	1,121,273
	14,526,214	(5,021,607)	9,504,607	14,217,922	(4,802,444)	9,415,478
Total	23,811,447	(5,021,607)	18,789,840	23,624,471	(4,802,444)	18,822,027

	Parent Company
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime

Goodwill	9,285,233	—	9,285,233	9,406,549	—	9,406,549
	9,285,233	—	9,285,233	9,406,549	—	9,406,549

Finite useful lifetime
Concession and subconcession	6,650,315	(2,500,975)	4,149,340	6,409,684	(2,414,022)	3,995,662
Right to use	225,616	(84,839)	140,777	222,357	(83,406)	138,951
Others	2,514,522	(1,451,596)	1,062,926	2,504,260	(1,380,987)	1,123,273
	9,390,453	(4,037,410)	5,353,043	9,136,301	(3,878,415)	5,257,886
Total	18,675,686	(4,037,410)	14,638,276	18,542,850	(3,878,415)	14,664,435

The useful life of the concessions and sub-concessions are not change.

The rights of use refers basically to the usufruct contract entered into with non-controlling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right to use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	7,673,305	618,900	1,123,273	18,822,027	17,788,581
Addition	—	320,917	—	16,913	337,830	381,113
Write off	—	(4,106)	—	(753)	(4,859)	(595)
Amortization	—	(144,996)	(9,740)	(73,248)	(227,984)	(181,932)
Translation adjustment	(121,316)	—	(15,858)	—	(137,174)	(27,497)
Balance at end of period	9,285,233	7,845,120	593,302	1,066,185	18,789,840	17,959,670

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	3,995,662	138,951	1,123,273	14,664,435	13,973,730
Addition	—	248,655	—	16,913	265,568	261,620
Write off	—	(3,825)	—	(753)	(4,578)	(595)
Amortization	—	(91,152)	(1,433)	(73,248)	(165,833)	(139,398)
Translation adjustment	(121,316)	—	—	—	(121,316)	(27,570)
Balance at end of period	9,285,233	4,149,340	137,518	1,066,185	14,638,276	14,067,787

16 -         Property, plant and equipment

	Consolidated
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,747,104	—	1,747,104	1,380,514	—	1,380,514
Buildings	16,421,110	(3,534,813)	12,886,297	15,755,033	(3,304,484)	12,450,549
Installations	33,410,229	(9,683,886)	23,726,343	33,349,628	(9,326,286)	24,023,342
Equipment	2,019,943	(1,276,110)	743,833	2,013,578	(1,244,805)	768,773
Mineral assets	45,207,660	(10,002,114)	35,205,546	48,439,597	(9,887,451)	38,552,146
Others	55,380,020	(18,049,740)	37,330,280	54,672,527	(17,523,598)	37,148,929
Construction in progress	63,211,445	—	63,211,445	59,130,367	—	59,130,367
	217,397,511	(42,546,663)	174,850,848	214,741,244	(41,286,624)	173,454,620

	Parent Company
	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,243,902	—	1,243,902	1,161,681	—	1,161,681
Buildings	6,217,614	(1,361,130)	4,856,484	5,694,835	(1,319,261)	4,375,574
Installations	17,061,213	(4,280,775)	12,780,438	16,427,951	(4,128,008)	12,299,943
Equipment	950,500	(745,589)	204,911	942,314	(723,799)	218,515
Mineral assets	2,872,664	(597,529)	2,275,135	4,401,616	(587,915)	3,813,701
Others	17,671,516	(7,801,417)	9,870,099	16,820,944	(7,532,274)	9,288,670
Construction in progress	32,330,089	—	32,330,089	30,073,238	—	30,073,238
	78,347,498	(14,786,440)	63,561,058	75,522,579	(14,291,257)	61,231,322

In March 2013, the Company suspended the implementation of the Rio Colorado project in Argentina, because the current underlying project parameters are not sufficiently favorable to assure the project meets the Company´s capital allocation and value creation targets. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time. This matter continues to be closely monitored by management.

The net property, plant and equipment given in guarantees for judicial claims in March 31, 2013 and December 31, 2012 correspond to R$200,974 and R$196,870 in consolidated and R$165,732 and R$161,338 in the parent company respectively.

17 -         Loans and Financing

a)            Long term debts

	Consolidated
	Current Liabilities		Non-current liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	782,889	1,234,900	6,718,290	6,905,692
Others currencies	36,142	28,829	510,012	535,465
Fixed rates:
Notes indexed in United Stated dollars (fixed rates)	250,135	253,220	27,164,300	27,499,381
Euro	—	—	3,894,000	4,043,100
Accrued charges	435,551	661,753	—	—
	1,504,717	2,178,702	38,286,602	38,983,638
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	409,585	357,899	12,285,706	12,394,565
Basket of currencies	4,108	3,579	19,281	20,808
Loans in United States dollars	330,317	346,420	2,487,265	2,589,501
Non-convertible debentures into shares	4,000,000	4,000,000	795,593	774,464
Accrued charges	310,963	206,278	—	—
	5,054,973	4,914,176	15,587,845	15,779,338
	6,559,690	7,092,878	53,874,447	54,762,976

	Parent Company
	Current Liabilities		Non-current liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	324,252	274,843	5,027,783	5,137,180
Fixed rates:
Notes indexed in United Stated dollars (fixed rates)	—	—	3,027,900	3,065,250
Euro	—	—	3,894,000	4,043,100
Accrued charges	56,821	211,677	—	—
	381,073	486,520	11,949,683	12,245,530
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	354,395	306,065	11,937,802	12,032,209
Loans in United States dollars	330,317	346,420	2,487,265	2,589,501
Non-convertible debentures into shares	4,000,000	4,000,000	—	—
Accrued charges	291,003	188,844	—	—
	4,975,715	4,841,329	14,425,067	14,621,710
	5,356,788	5,327,849	26,374,750	26,867,240

The long-term portion as at March 31, 2013 has maturities as follows:

	Consolidated	Parent Company
2014	2,366,567	2,063,712
2015	2,454,579	1,562,607
2016	3,927,052	1,615,957
2017	4,641,004	1,624,758
2018 onwards	40,485,245	19,507,716
	53,874,447	26,374,750

As at March 31, 2013, the annual interest rates on the long-term debts were as follows:

	Consolidated	Parent Company
Up to 3%	10,362,216	8,206,517
3,1% to 5% (*)	11,220,062	4,612,117
5,1% to 7%	25,224,029	9,178,988
7,1% to 9% (**)	7,849,272	5,126,339
9,1% to 11% (**)	2,212,297	2,022,825
Over 11% (**)	3,565,538	2,584,752
Variable	723	—
	60,434,137	31,731,538

(*) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.51% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 8,482,157 (R$ 17,122,082) of which US$ 8,136,375 (R$ 16,424,087) has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.99% per year.

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

b)            Funding and revolving credit lines

During this period, although new lines were not executed, there were some disbursements in Vale’s existing loans.

		Credit line
								Amounts drawn on
Financial Intitution	Contractual Currency	Date of agreement			Available until		Total amount available	March 31, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011			5 years		6,055,800	—	—
Credit Lines
Nippon Export and investment Insurance (“Nexi”)	US$	May 2008	*	(a)	5 years	**	4,037,200	605,580	613,050
Japan Bank for International Cooperation (“JBIC”)	US$	May 2008	*	(b)	5 years	**	6,055,800	—	—
Banco Nacional de Desenvolvimento Econômico Social (“BNDES”)	R$	April 2008	*	(c)	5 years	**	7,300,000	3,581,809	3,581,809
Loans
Export-Import Bank of China e Bank of China Limited	US$	September 2010		(d)	13 years		2,480,456	1,811,694	1,710,410
Export Development Canada (“EDC”)	US$	October 2010		(e)	10 years		2,018,600	1,968,135	1,992,413
Korean Trade Insurance Corporation (“K-Sure”)	US$	August 2011		(f)	12 years		1,066,790	825,607	835,792
Banco Nacional de Desenvolvimento Econômico Social (“BNDES”)
Vale Fertilizantes	R$	November 2009		(g)	9 years		40,154	40,068	40,068
Programa de Sustentação do Investimento 4,50% (“PSI”)	R$	June 2010		(h)	10 years		773,704	703,622	699,860
Vale Fertilizantes	R$	October 2010		(i)	8 years		246,636	224,598	224,598
PSI 5,50%	R$	March 2011		(j)	10 years		102,536	102,357	87,000
CLN 150	R$	September 2012		(k)	10 years		3,882,956	2,108,661	2,108,661
Vale Fertilizantes	R$	October 2012		(l)	6 years		88,635	88,635	88,635
PSI 2,50%	R$	December 2012		(m)	10 years		182,000	—	—

* Memorandum of Understanding (“MOU”) signature date

** The availability for application of projects is 5 years.

(a)

Mining projects, logistics and energy generation. Vale through its subsidiary PT Vale Indonesia Tbk (PTVI) applied and withdrew totally in the amount of US$ 300 million (R$606) for the financing of the construction of the hydroelectric plant of Karebbe, Indonesia.

(b)	Mining projects, logistics and energy generation.
(c)	Credit Lines to finance projects.
(d)	Acquisition of twelve large ore carriers from Chinese shipyards.
(e)	Financing investments in Canada and Canadian exports.
(f)	Acquisition of five large ore carriers and two capesize bulkers from two Korean shipyards. The maturity period is counted from each vessel delivery.
(g)	Gypsum storage in Uberaba plant.
(h)	Acquisition of domestic equipments.
(i)	Expansion of production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).
(j)	Acquisition of domestic equipments.
(k)	Capacitação Logística Norte 150 Project (CLN 150).
(l)	Supplemental resources to expand production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).
(m)	Acquisition of wagons by VLI Multimodal.

c)             Guarantee

On March 31, 2013, R$ 3,016,709 (US$ 1,494,456 thousand) of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)            Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings before interests taxes, depreciation and amortization) and interest coverage. We have not identified any events of noncompliance as of March 31, 2013.

18 -         Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits, where required. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Three-month period ended
	March 31, 2013					March 31, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	2,039,287	575,227	1,534,142	69,537	4,218,193	3,144,740
Additions	27,524	14,767	109,897	6,675	158,863	181,538
Reversals	(43,956)	(84,296)	(98,725)	(164)	(227,141)	(81,005)
Payments	(448,446)	(1,032)	(10,596)	—	(460,074)	(23,277)
Monetary update	(111,834)	2,942	19,225	2,420	(87,247)	86,832
Transfer to assets held for sale	—	—	188	—	188	—
Balance at end of period	1,462,575	507,608	1,554,131	78,468	3,602,782	3,308,828

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
Non-current liabilities	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	1,213,139	246,983	1,364,178	42,752	2,867,052	1,927,686
Additions	17,447	7,138	64,986	1,569	91,140	158,373
Reversals	(32,525)	(11,989)	(72,219)	(97)	(116,830)	(70,981)
Payments	(444,035)	—	(1,760)	—	(445,795)	(20,362)
Monetary update	17,701	(1,494)	16,160	1,677	34,044	71,475
Balance at end of period	771,727	240,638	1,371,345	45,901	2,429,611	2,066,191

In this quarter, we paid R$443,994 of CFEM. As at March 31, 2013 and December 31, 2012, the total liability in relation to CFEM was R$617,220 and R$1,060,022, respectively.

Judicial deposits are as follows:

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	944,046	888,609	572,603	549,190
Civil litigations	366,361	350,866	292,661	286,119
Labor litigations	1,889,941	1,844,550	1,686,430	1,629,107
Environmental litigations	11,106	10,952	9,817	9,661
Total	3,211,454	3,094,977	2,561,511	2,474,077

Company is involved in administrative and judicial litigations where the expectation of loss is considered possible, and accordingly, has recorded no provision. These contingent liabilities are classified as follows:

	Consolidated		Parent Company
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	34,242,190	33,701,789	31,018,056	30,675,445
Civil litigations	2,142,481	2,295,914	1,652,378	1,783,647
Labor litigations	3,779,924	3,530,686	3,273,961	3,053,240
Environmental litigations	2,758,329	3,417,055	2,727,541	3,387,977
Total	42,922,924	42,945,444	38,671,936	38,900,309

The most relevant among tax cases classified as possible loss, refers to the process against Vale for the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries. The restated amount for the process, the added interest and penalties, totaled at March31, 2013 and December 31, 2012, R$31,424,122 and R$31,079,970, respectively.

19 -         Asset retirement obligation

The Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the discontinuation of use of fixed assets. Interest rates on long-term used to discount to present value and update the provision for March 31, 2013 and December 31, 2012 were 5.03% pa.

The change in the provision for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Balance at beginning of period	5,615,283	3,563,730	1,625,324	1,115,331
Increase expense	91,995	60,488	32,120	22,485
Setlement in the current period	(3,126)	(6,941)	—	(4,266)
Revisions in estimated cash flows	(255,384)	62,638	—	(2,627)
Cumulative translation adjustments	(60,889)	(792)	—	—
Balance at end of period	5,387,879	3,679,123	1,657,444	1,130,923

Current	90,339	126,778	—	13,614
Non-current	5,297,540	3,552,345	1,657,444	1,117,309
	5,387,879	3,679,123	1,657,444	1,130,923

20 -         Deferred Income Tax and Social Contribution

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled R$ 54,906 (US$ 27,200) at March 31, 2013, R$ 54,766 (US$ 26,800) at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance beginning of period	8,291,074	6,918,372	1,372,702	3,549,328	10,175,546	(6,626,218)
Net income effect	304,704	(25,237)	329,941	424,972	(85,166)	510,138
Cumulative translation adjustment	(62,890)	(128,802)	(191,692)	(14,441)	(39,639)	25,198
Other comprehensive income	45,381	52,169	(6,788)	(50,667)	11,821	(62,488)
Balance at end of period	8,578,269	7,074,106	1,504,163	3,909,192	10,062,562	(6,153,370)

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
	Assets	Ativo
Balance at beginning of period	5,714,932	2,119,056
Net income effect	254,943	451,639
Other comprehensive income	45,381	(37,137)
Balance at end of period	6,015,256	2,533,558

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Income before tax and social contribution	7,952,903	7,534,062	8,017,491	7,451,827
Results of equity investments	(341,539)	(437,020)	(471,113)	(2,459,021)
Exchange variation - not taxable	—	(350,450)	—	—
	7,611,364	6,746,592	7,546,378	4,992,806
Income tax and social contribution at statutory rates - 34%	(2,587,864)	(2,293,841)	(2,565,769)	(1,697,554)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	626,936	670,248	626,936	670,248
Tax incentive	259,832	159,496	259,832	159,385
Results of overseas companies taxed by different rates which differs from the parent company rate	160,900	535,759	—	—
Reversal of deferred tax	(63,805)	—	—	—
Others	(262,349)	2,746	(137,859)	127,635
Income tax and social contribution on the profit for the year	(1,866,350)	(925,592)	(1,816,860)	(740,286)

During the period, there were no changes in tax incentives received by the Company.

21.          Employee Benefits Obligations

a)            Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute R$827 million to its consolidated pension plan and R$286 million to the Parent Company pension plan in 2013. Through March 31, 2013 it had contributed R$154,524 in de Consolidated and R$83,571 in the Parent Company. No significant changes are expected in relation to the disbursement estimated.

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	594	65,153	22,768	12	12,918	2,598
Interest on actuarial liabilities	159,069	181,207	50,843	150,742	80,357	18,322
Expected return on assets	(195,436)	(180,324)	—	(228,982)	(68,134)	—
Effect of limit described in paragraph 58 (b) in IAS 19	35,773	—	—	78,228	—	—
Total of net cost	—	66,036	73,611	—	25,141	20,920

	Parent Company
	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	25	26,520	—	16	6,928	1,182
Interest on actuarial liabilities	157,050	91,717	13,986	143,173	73,265	13,101
Expected return on assets	(195,436)	(87,284)	—	(248,538)	(69,208)	—
Effect of limit described in paragraph 58 (b) in IAS 19	38,361	—	—	105,349	—	—
Total of net cost	—	30,953	13,986	—	10,985	14,283

(i) The Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of plan surplus, because there is no clear how to realize the asset.

	Three-month period ended (unaudited)
	Consolidated		Parent Company
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Operational expenses	120,010	295,392	90,604	189,389
Cost of goods sold	196,898	219,579	152,639	199,179
Total	316,908	514,971	243,243	388,568

c)             Long-Term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the ILP (long-term incentive plan) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the plan on March 31, 2013 and March 31, 2012 are 4,543,719 and 4,426,046, the total liability recorded of R$198,426 and R$177,790, respectively.

22 -         Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	March 31, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Current
Cash and cash equivalents	12,197,112	—	—	12,197,112
Short-term investments	—	1,144,803	—	1,144,803
Derivatives at fair value	—	516,209	—	516,209
Accounts receivable from customers	12,400,709	—	—	12,400,709
Related parties	751,545	—	—	751,545
	25,349,366	1,661,012	—	27,010,378
Non current
Related parties	819,381	—	—	819,381
Loans and financing	519,173	—	—	519,173
Derivatives at fair value	—	238,725	—	238,725
	1,338,554	238,725	—	1,577,279
Total of Assets	26,687,920	1,899,737	—	28,587,657

Financial liabilities
Current
Suppliers and contractors	8,265,281	—	—	8,265,281
Derivatives at fair value	—	734,807	45,776	780,583
Current portion of long-term debt	6,559,690	—	—	6,559,690
Related parties	392,309	—	—	392,309
	15,217,280	734,807	45,776	15,997,863
Non current
Derivatives at fair value	—	1,476,026	14,125	1,490,151
Loans and financing	53,874,447	—	—	53,874,447
Related parties	115,743	—	—	115,743
Debentures	—	3,715,216	—	3,715,216
	53,990,190	5,191,242	14,125	59,195,557
Total of Liabilities	69,207,470	5,926,049	59,901	75,193,420

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25(a).

	Consolidated
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Current
Cash and cash equivalents	11,917,717	—	—	11,917,717
Short-term investments	—	505,857	—	505,857
Derivatives at fair value	—	543,122	32,051	575,173
Accounts receivable from customers	13,884,663	—	—	13,884,663
Related parties	786,202	—	—	786,202
	26,588,582	1,048,979	32,051	27,669,612
Non current
Related parties	832,571	—	—	832,571
Loans and financing	501,726	—	—	501,726
Derivatives at fair value	—	83,190	9,377	92,567
	1,334,297	83,190	9,377	1,426,864
Total of Assets	27,922,879	1,132,169	41,428	29,096,476

Financial liabilities
Current
Suppliers and contractors	9,255,150	—	—	9,255,150
Derivatives at fair value	—	707,540	2,182	709,722
Current portion of long-term debt	7,092,878	—	—	7,092,878
Related parties	423,336	—	—	423,336
	16,771,364	707,540	2,182	17,481,086
Non current
Derivatives at fair value	—	1,600,656	—	1,600,656
Loans and financing	54,762,976	—	—	54,762,976
Related parties	146,440	—	—	146,440
Debentures	—	3,378,845	—	3,378,845
	54,909,416	4,979,501	—	59,888,917
Total of Liabilities	71,680,780	5,687,041	2,182	77,370,003

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25(a).

	Parent Company
	March 31, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	546,886	—	546,886
Short-term investments	—	250,160	250,160
Derivatives at fair value	—	435,413	435,413
Accounts receivable from customers	20,610,830	—	20,610,830
Related parties	1,007,764	—	1,007,764
	22,165,480	685,573	22,851,053
Non current
Related parties	873,190	—	873,190
Loans and financing	187,862	—	187,862
Derivatives at fair value	—	5,567	5,567
	1,061,052	5,567	1,066,619
Total of Assets	23,226,532	691,140	23,917,672

Financial liabilities
Current
Suppliers and contractors	3,591,633	—	3,591,633
Derivatives at fair value	—	461,481	461,481
Current portion of long-term debt	5,356,788	—	5,356,788
Related parties	4,196,279	—	4,196,279
	13,144,700	461,481	13,606,181
Non current
Derivatives at fair value	—	1,324,841	1,324,841
Loans and financing	26,374,750	—	26,374,750
Related parties	30,623,523	—	30,623,523
Debentures	—	3,715,216	3,715,216
	56,998,273	5,040,057	62,038,330
Total of Liabilities	70,142,973	5,501,538	75,644,511

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

	Parent Company
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	688,434	—	688,434
Short-term investments	—	43,428	43,428
Derivatives at fair value	—	500,293	500,293
Accounts receivable from customers	21,838,539	—	21,838,539
Related parties	1,347,488	—	1,347,488
	23,874,461	543,721	24,418,182
Non current
Related parties	863,990	—	863,990
Loans and financing	187,862	—	187,862
Derivatives at fair value	—	2,928	2,928
	1,051,852	2,928	1,054,780
Total of Assets	24,926,313	546,649	25,472,962

Financial liabilities
Current
Suppliers and contractors	4,178,494	—	4,178,494
Derivatives at fair value	—	558,161	558,161
Current portion of long-term debt	5,327,849	—	5,327,849
Related parties	6,433,629	—	6,433,629
	15,939,972	558,161	16,498,133
Non current
Derivatives at fair value	—	1,409,568	1,409,568
Loans and financing	26,867,240	—	26,867,240
Related parties	29,362,525	—	29,362,525
Debentures	—	3,378,845	3,378,845
	56,229,765	4,788,413	61,018,178
Total of Liabilities	72,169,737	5,346,574	77,516,311

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

23 -         Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	Consolidated
	March 31, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	4,764	511,445	516,209	543,122
Derivatives designated as hedges	—	—	—	32,051
	4,764	511,445	516,209	575,173
Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	238,725	238,725	83,190
Derivatives designated as hedges	—	—	—	9,377
	—	238,725	238,725	92,567
Total of Assets	4,764	750,170	754,934	667,740

Financial Liabilities
Current
Derivatives
Derivatives at fair value through profit or loss	—	734,807	734,807	707,540
Derivatives designated as hedges	—	45,776	45,776	2,182
	—	780,583	780,583	709,722
Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	1,476,026	1,476,026	1,600,656
Derivatives designated as hedges	—	14,125	14,125	—
Stockholders’ debentures	—	3,715,216	3,715,216	3,378,845
	—	5,205,367	5,205,367	4,979,501
Total of Liabilities	—	5,985,950	5,985,950	5,689,223

(i) No classification according to the level 3.

	Parent Company
	March 31, 2013 (unaudited)		December 31, 2012
	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	435,413	435,413	500,293
	435,413	435,413	500,293
Non-Current
Derivatives
Derivatives at fair value through profit or loss	5,567	5,567	2,928
	5,567	5,567	2,928
Total of Assets	440,980	440,980	503,221

Financial Liabilities
Current
Derivatives at fair value through profit or loss	461,481	461,481	558,161
	461,481	461,481	558,161
Non-Current
Derivatives
Derivatives at fair value through profit or loss	1,324,841	1,324,841	1,409,568
Stockholders’ debentures	3,715,216	3,715,216	3,378,845
	5,040,057	5,040,057	4,788,413
Total of Liabilities	5,501,538	5,501,538	5,346,574

(i) No classification according to the level 1 and 3.

Additionally, we measure our loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	March 31, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	59,687,623	63,811,606	49,668,486	14,143,120
Perpetual notes (ii)	115,686	115,686	—	115,686

(i) Net interest of R$ 746,514

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to the level 3.

	Consolidated
	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	60,987,822	66,872,262	52,756,817	14,115,445
Perpetual notes (ii)	146,441	146,441	—	146,441

(i) Net interest of R$ 868,031

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to the level 3.

	Parent Company
	March 31, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	31,383,714	32,448,353	21,842,681	10,605,672

(i) Net interest of R$ 347,824

(a) No classification according to the level 3.

	Parent Company
	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	31,794,808	33,183,140	18,817,237	14,365,903

(i) Net interest of R$ 400,521

(a) No classification according to the level 3.